Free Writing Prospectus (To the Preliminary Prospectus Supplement dated May 14, 2015 (“Preliminary Prospectus Supplement”))	Filed Pursuant to Rule 433 Registration Statement No. 333-202334

$700,000,000 3.800% Notes Due 2026

$600,000,000 5.000% Notes Due 2035

$700,000,000 5.150% Notes Due 2046

FINAL TERM SHEET

May 14, 2015

Issuer:	International Paper Company
Trade Date:	May 14, 2015
Settlement Date:	May 26, 2015 (T+7)
Expected Ratings*:	Moody’s: Baa2 (Stable); Standard & Poor’s: BBB (Stable)

3.800% Notes Due 2026

Security:	3.800% Notes due 2026
Principal Amount:	$700,000,000
Final Maturity:	January 15, 2026
Interest Rate:	3.800% per annum
Public Offering Price:	99.569%
Yield to Maturity:	3.849%
Benchmark Treasury:	2.000% UST due February 15, 2025
Benchmark Treasury Price:	97-26+
Benchmark Treasury Yield:	2.249%
Spread to Benchmark Treasury:	+160 basis points
Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15, commencing January 15, 2016.
Optional Redemption:	Prior to October 15, 2025, at the greater of par and make-whole at Treasury plus 25 basis points, plus accrued and unpaid interest to the date of redemption. On or after October 15, 2025, at par, plus accrued and unpaid interest to the date of redemption.
CUSIP/ISIN:	460146 CL5 / US460146CL53

5.000% Notes Due 2035

Security:	5.000% Notes due 2035
Principal Amount:	$600,000,000
Final Maturity:	September 15, 2035
Interest Rate:	5.000% per annum
Public Offering Price:	99.289%
Yield to Maturity:	5.057%
Benchmark Treasury:	3.000% UST due November 15, 2044
Benchmark Treasury Price:	98-29
Benchmark Treasury Yield:	3.057%
Spread to Benchmark Treasury:	+200 basis points
Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15, commencing September 15, 2015.
Optional Redemption:	Prior to March 15, 2035, at the greater of par and make-whole at Treasury plus 30 basis points, plus accrued and unpaid interest to the date of redemption. On or after March 15, 2035, at par, plus accrued and unpaid interest to the date of redemption.
CUSIP/ISIN:	460146 CM3 / US460146CM37

5.150% Notes Due 2046

Security:	5.150% Notes due 2046
Principal Amount:	$700,000,000
Final Maturity:	May 15, 2046
Interest Rate:	5.150% per annum
Public Offering Price:	99.130%
Yield to Maturity:	5.207%
Benchmark Treasury:	3.000% UST due November 15, 2044
Benchmark Treasury Price:	98-29
Benchmark Treasury Yield:	3.057%
Spread to Benchmark Treasury:	+215 basis points
Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15, commencing November 15, 2015.
Optional Redemption:	Prior to November 15, 2045 at the greater of par and make-whole at Treasury plus 35 basis points, plus accrued and unpaid interest to the date of redemption. On or after November 15, 2045, at par, plus accrued and unpaid interest to the date of redemption.
CUSIP/ISIN:	460146 CN1 / US460146CN10

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mizuho Securities USA Inc.
BBVA Securities Inc.
BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Regions Securities LLC
SMBC Nikko Securities America, Inc.
Co-Managers:	DNB Markets, Inc.
Mitsubishi UFJ Securities (USA), Inc.
Rabo Securities USA, Inc.

Net Proceeds to Issuer:	$1,971,452,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment by the underwriters on or about May 26, 2015, which will be the seventh business day following the date of the pricing of the notes (such settlement being referred to as “T+7”). Since trades in the secondary market generally settle in three business days, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact the notes initially will settle on T+7, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling any of the Joint Book-Running Managers at the numbers below:

Citigroup Global Markets Inc.	800-831-9146 (toll free)
Merrill Lynch, Pierce, Fenner & Smith Incorporated	800-294-1322 (toll free)
Mizuho Securities USA Inc.	866-271-7403 (toll free)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.